EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**05/20/10**
Item IDs	**7.01**
	9.01
Notify via Filing website Only	**off**
Emails	**jennifer.ackart@raymondjames.com**
	doug.krueger@raymondjames.com
	stephanie.mailhot@raymondjames.com
	mike.badal@raymondjames.com
	lisa.williford@raymondjames.com
	michael.castellani@raymondjames.com
	rjbank-finance@rjlan.rjf.com

Documents

8-K	**k8052010.htm**
	8K
EX-99.1	**ex99_1.htm**
	April 2010 Operating Data Press Release & Dividend Declaration
GRAPHIC	**logo.jpg**
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>05/20/10</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8052010.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8K</value></field>
                <data sid="data1"><filename>k8052010.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value><![CDATA[April 2010 Operating Data Press Release & Dividend Declaration]]>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>pdf</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>stephanie.mailhot@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>lisa.williford@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 20, 2010
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On May 20, 2010, the Company issued the press release disclosing operating data for April 2010. In addition, it includes the announcement that the Board of Directors declared a quarterly cash dividend on its common shares.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated May 20, 2010 issued by Raymond James Financial, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: May 21, 2010

By: /s/ Jeffrey P. Julien
         Jeffrey P. Julien
         Senior Vice President - Finance
         and Chief Financial Officer

RAYMOND JAMES®

May 20, 2010
FOR IMMEDIATE RELEASE
RAYMOND JAMES FINANCIAL, INC.,
REPORTS APRIL 2010 OPERATING DATA,
BOARD MAINTAINS QUARTERLY DIVIDEND

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"April's statistics confirmed the continuing, measured improvement in our monthly statistics," stated CEO Paul Reilly. "Boosted by resurging Private Client Group activity, fees and commissions increased 38 percent over last April and 3 percent over the vibrant prior month. Financial assets under management were up 42 percent over last year and 3 percent over the prior month, but recent market declines may be indicating the long-expected correction.

"Underwriting activity is still good although down from March's extraordinary activity. Total client assets are at a record level. While Raymond James Bank is producing numerous new loans, total loans still declined marginally as payoffs have remained at historically high levels. If the equity market declines materially, we expect favorable comparisons will be interrupted during the correction."

In addition, the Raymond James Financial Board of Directors today declared a quarterly cash dividend on its common shares of $.11 per share, payable July 15, 2010, to shareholders of record on July 1. This is the 25th consecutive year in which Raymond James has paid its shareholders a dividend.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,300 financial advisors serving approximately 1.9 million accounts in more than 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $246 billion, of which $32.8 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, levels of loan loss provisions anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2009 annual report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2009 and March 31, 2010, which are available on raymondjames.com and sec.gov.

	April 2010 (21 business days)	April 2009 (21 business days)	March 2010 (23 business days)
Securities commissions/fees [1]	$ 179.0 mil.	$ 129.9 mil	$ 174.2 mil.
Financial Assets Under Management (excluding Money Market Funds) [2]	$ 30.1 bil.	$ 21.2 bil	$ 29.3 bil.
of managed/co-managed underwritings [3]	8	7	17
Total customer assets under administration	$ 246.2 bil.	$ 182.8 bil.	$ 242.4 bil.
Raymond James Bank total loans, net	$ 6.1 bil.	$ 7.5 bil.	$ 6.2 bil.

(1)   Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.
(2)   This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.
(3)   This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

-30-
For more information, contact Anthea Penrose at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.